Exhibit 99.1

BTQ Technologies and ITRI Complete Key Milestone in Global QCIM Chip Roadmap Led by BTQ and ICTK

Validation demonstrates QCIM core IP can accelerate FIPS 203, 204 and 205 under demanding operating conditions, advancing next-generation hardware for military, industrial, automotive, IoT, Physical AI and connected infrastructure

VANCOUVER, BC, Aug. 7, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, is pleased to announce the successful completion of the first milestone of its multi-year collaboration with the Industrial Technology Research Institute ("ITRI") to validate BTQ's Quantum Compute-in-Memory ("QCIM") architecture for post-quantum cryptography.

The collaboration with ITRI forms part of the global QCIM chip roadmap led by BTQ and ICTK Co., Ltd. ("ICTK") (KOSDAQ: 456010). The program brings together BTQ's cryptographic architecture, ICTK's secure semiconductor and physical unclonable function capabilities, and ITRI's advanced semiconductor design, integration and validation expertise.

Completion of the first milestone demonstrated the QCIM architecture's ability to accurately and efficiently accelerate cryptographic operations across demanding operating conditions evaluated during the program. The results support the continued development of next-generation QCIM technology designed for future integration across military, industrial, automotive, Internet of Things, Physical AI and other connected devices, systems and infrastructure.

The QCIM core IP demonstrated its crypto-agility by executing cryptographic operations associated with FIPS 203, FIPS 204 and FIPS 205, the post-quantum cryptography standards established by the U.S. National Institute of Standards and Technology. The architecture is also being developed to support additional post-quantum cryptographic algorithms as standards, customer requirements and security environments evolve.

Milestone Highlights

  Completed the first technical milestone of BTQ and ITRI's multi-year QCIM collaboration
  Validated the QCIM core within a TSMC 28-nanometre design environment
  Demonstrated acceleration of cryptographic operations associated with FIPS 203, 204 and 205
  Confirmed the functional correctness and feasibility of the QCIM architecture
  Demonstrated performance advantages and crypto-agility across multiple post-quantum algorithms
  Advanced the program into its next phase of module-level integration, verification and validation

"This milestone is an important technical and commercial step in the global QCIM roadmap being led by BTQ and ICTK," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "The results demonstrate that the QCIM architecture can accurately and efficiently accelerate multiple NIST-standardized post-quantum cryptographic algorithms under demanding conditions while maintaining the flexibility required to respond to evolving security standards. As post-quantum security moves from standardization toward implementation, organizations will require hardware that can deliver stronger cryptographic protection without creating unacceptable performance, power or deployment constraints," continued Roussy Newton. "The work completed with ITRI provides a stronger foundation for integrating QCIM into the devices and infrastructure supporting military, industrial, automotive, IoT and Physical AI systems."

QCIM is BTQ's soft IP cryptographic accelerator architecture designed to support both classical and post-quantum cryptographic functions in a compact, low-power block. By executing cryptographic operations inside the memory subsystem, QCIM is designed to reduce latency, power consumption, and data movement while supporting crypto-agile security across a range of chip architectures and connected devices.

The next-generation QCIM quantum-security chip is being developed for use across IoT, AI devices, industrial systems, secure elements, edge devices, and other connected infrastructure where device authentication, security performance, and long-term cryptographic resilience are becoming increasingly important.

The program will now advance into its next phase, focused on module-level integration, verification and validation. This phase is intended to further evaluate how the QCIM core can be incorporated into broader system architectures while preserving functional correctness, interoperability and performance.

For BTQ, completion of the first milestone represents an important step in advancing QCIM from architectural development toward commercial evaluation. Independent validation of the core design reduces technical risk and provides a stronger foundation for system-level integration, prospective customer demonstrations and discussions with semiconductor, infrastructure and device partners. The next phase is intended to generate the additional verification and integration data required to assess product configurations, customer-specific applications and the appropriate pathway toward fabrication and deployment. While further development remains, the milestone strengthens BTQ's ability to move QCIM commercialization efforts forward based on demonstrated technical performance rather than design assumptions.

"This milestone demonstrates meaningful progress in validating compute-in-memory architectures for post-quantum cryptography," said Dr. Chih-Cheng Lu, Manager of ITRI's Electronic and Optoelectronic System Research Laboratories. "The next phase will build on these results through module-level integration and verification, helping advance the architecture toward broader system implementation."

BTQ intends to evaluate subsequent fabrication, demonstration and customer-evaluation activities based on the results of the integration and verification program, foundry availability, prospective customer requirements and broader commercial opportunities.

Backed by ICTK's secure chip capabilities and ITRI's validation results, BTQ expects to ship test chips to key customers and strategic partners by year-end for performance and functional validation.

About ITRI
The Industrial Technology Research Institute (ITRI) is a world-leading R&D organization dedicated to innovating a better future. Founded in 1973, ITRI has played a vital role in transforming Taiwan's industries from labor-intensive into innovation-driven. Over the years, ITRI has incubated hundreds of startups and spinoffs, including well-known companies such as UMC and TSMC. Headquartered in Taiwan, ITRI also operates offices in the U.S., Germany, the UK, Japan, and Thailand. For more information, please visit https://www.itri.org/eng

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: BTQ's collaboration with ITRI; the global QCIM chip roadmap; next generation QCIM technologies; the development, advancement, commercialization, integration, and timing of QCIM and its core IP and demonstrations and discussions thereof; the anticipated shipment of test chips to customers and strategic partners, including the expected timing thereof; and the business plans of the Company, including with respect to its research partnerships. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about successful completion of future integration, verification and validation activities, continued collaboration among BTQ, ICTK and ITRI, availability of foundry capacity and semiconductor development resources, continued demand for post-quantum security technologies, successful development of QCIM technology, successful fabrication and testing of future QCIM chips, customer interest in evaluating QCIM solutions, availability of technical, financial and commercial resources required to advance commercialization, general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: future integration, verification or validation activities; the performance of QCIM technology; fabrication, testing or deployment activities; foundry availability, semiconductor supply chains or development timelines; customer evaluations; commercialization efforts; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 07-AUG-26